UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Lithium Americas Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

53680Q207

(CUSIP Number)

John S. Kim

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53680Q207	13D/A1	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,002,243(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,002,243(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,002,243(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.999%(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 15,002,243 common shares, without par value (“Common Shares”) of Lithium Americas Corp. (the “Issuer”) issued pursuant to the Master Purchase Agreement, dated January 30, 2023 (“Master Purchase Agreement”), between the Issuer and GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on the information disclosed in the Issuer’s Material Change Report, dated February 7, 2023, filed with the Securities and Exchange Commission (“SEC”) on February 8, 2023 as Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023.

CUSIP No. 53680Q207	13D/A1	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,002,243(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,002,243(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,002,243(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.999%(2)
14	TYPE OF REPORTING PERSON CO

(1)

GM Holdings is the record holder of 15,002,243 Common Shares issued pursuant to the Master Purchase Agreement. GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on the information disclosed in the Issuer’s Material Change Report, dated February 7, 2023, filed with the SEC on February 8, 2023 as Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023.

CUSIP No. 53680Q207	13D/A1	Page 4 of 5 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D relates to the common shares, without par value (“Common Shares”) of Lithium Americas Corp., a corporation organized and existing under the laws of the Province of British Columbia (the “Issuer”), and amends the initial statement on Schedule 13D (the “Initial Statement,” and as amended by this Amendment No. 1, the “Schedule 13D”) filed on February 28, 2023, by General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), and General Motors Company, a Delaware corporation (“GM” and, collectively, the “Reporting Persons”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Initial Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisition of the Common Shares by the Reporting Persons was undertaken for investment purposes and in connection with the development of the Thacker Pass Project and the Offtake Agreement described in Item 6 of the Schedule 13D.

The information contained in Items 3 and 6 of the Schedule 13D is incorporated by reference herein.

On March 23, 2023, GM Holdings provided notice to the Issuer of its nominee (the “Investor Nominee”) for election to the board of directors of the Issuer (the “Board”) pursuant to the IRA described in Item 6 of the Schedule 13D. Pursuant to the terms of the IRA, the Issuer shall take all steps as may be necessary to include the Investor Nominee on the management slate for the next election of directors of the Issuer and shall solicit proxies in favor of the election of such Investor Nominee at such meetings.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, and other factors that the Reporting Persons deem relevant to their investment decisions. Except as otherwise disclosed in the Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, based on such evaluations and subject to the terms of the agreements between GM Holdings and the Issuer, the Reporting Persons may, from time to time or at any time: (i) acquire additional Common Shares and/or other equity, debt, notes, instruments, or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit	Description

10.1	Master Purchase Agreement, dated January 30, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 17, 2023)

10.2	Tranche 2 Subscription Agreement, dated February 16, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 27, 2023)

10.3	Form of Subscription Receipt Agreement by and among the Issuer, GM Holdings and Computershare Trust Company of Canada (incorporated by reference to Schedule G of the Master Purchase Agreement filed as Exhibit 10.1 hereof)

10.4	Form of Warrant Certificate between the Issuer and GM Holdings (incorporated by reference to Schedule C of the Master Purchase Agreement filed as Exhibit 10.1 hereof)

10.5	Investor Rights Agreement, dated February 16, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 27, 2023)

99.1	Joint Filing Agreement, dated February 27, 2023, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons with the SEC on February 28, 2023)

99.2	Directors and Executive Officers of GM and GM Holdings (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons with the SEC on February 28, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023

GENERAL MOTORS HOLDINGS LLC

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

GENERAL MOTORS COMPANY

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary